January 18, 2006



Mr. Judson F. Hoover
Chief Financial Officer
Ness Energy International, Inc.
4201 East Interstate 20
Willow Park, Texas  76087


	Re:	Ness Energy International, Inc.
		Forms 10-KSB, 10-KSB/A1, 10-KSB/A2 and 10-KSB/A3 for Fiscal Year Ended December 31, 2004
Filed March 31, 2005, April 8, 2005, April 18, 2005 and May 12,
2005
		Forms 10-QSB for Fiscal Quarters Ended
      March 31, 2005, June 30, 2005 and September 30, 2005
      Filed May 16, 2005, August 19, 2005 and November 29, 2005 Response Letters Dated September 14, 2005, November 16, 2005
		and December 21, 2005
      File No. 0-10301


Dear Mr. Hoover:

      We have reviewed your response letters and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Critical Accounting Policies, page 18

1. We reviewed the expanded disclosure you have provided in response to prior comment number one included in our letter dated November 2,
2005, prior comment number three included in our letter dated July 13, 2005 and prior comment number one included in our letter dated December 7, 2005. It does not appear you have addressed our comment.
We, therefore, reissue prior comment number one.

In this regard, note that prior to the adoption of SFAS 143, in calculating the full cost ceiling a company reduced the expected future revenues from proved oil and gas reserves by the estimated future expenditures to be incurred in developing and producing such reserves discounted using a factor specified in the rule. While expected future cash flows related to the asset retirement obligation
("ARO") were included in the calculation of the ceiling test, no associated asset was recorded. If after the adoption of SFAS 143, a company were to continue calculating the full cost ceiling by reducing expected future net revenues by the cash flows required to settle the ARO, then the effect would be to "double-count" such costs in the ceiling test. Therefore, after the adoption of SFAS 143, the future cash outflows associated with settling AROs that have been accrued on the balance sheet should be excluded from the computation of the present value of estimated future net revenues for purposes of the full cost ceiling calculation.

In addition to the impact of SFAS 143 on the full cost ceiling calculation, note that subsequent to the adoption of SFAS 143, the estimated dismantlement and abandonment costs, net of salvage values, are included in the capitalized costs subject to depreciation, depletion and amortization. Future development activities on proved reserves may result in additional AROs when such activities are performed and the associated asset retirement costs will be capitalized at that time. Following the adoption of SFAS 143, the costs to be amortized under Rule 4-10(c)(3) of Regulation S-X continues to require the inclusion in the base for computing DD&A an amount for estimated dismantlement and abandonment costs, net of estimated salvage values, that are expected to result from future development activities to the extent these costs have not yet been capitalized.

Please confirm, if true, that you have considered the items described above and changed your application of full cost accounting as a result of your adoption of SFAS 143. Please further expand your disclosure accordingly to provide the details requested in prior comment number one included in our letter dated December 7, 2005.

Note 10. Supplemental Cash Flow Information, page F-15

2. We note that in response to prior comment number two you removed from your statement of cash flows the amount that represents a revision during 2004 of your estimate of the asset retirement obligation. Please expand the disclosure in Note 10 of your financial statements to describe the nature of this non-cash activity.


Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Regina Balderas, Staff Accountant, at (202)
551-3722 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-
3683
with any other questions.

								Sincerely,



								Jill S. Davis
								Branch Chief


??

??

??

??

Mr. Judson F. Hoover
Ness Energy International, Inc
January 18, 2006
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010